Mail Stop 3720

March 8, 2007

Stefano De Angelis
Chief Financial Officer
TIM Participações S.A.
Avenida das Americas, 3434-7° andar
22640-102 Rio de Janiero, RJ, Brazil

      Re: **TIM Participações S.A.**
           Form 20-F for Fiscal Year Ended December 31, 2005
           Filed May 16, 2006
           File No. 1-14491

Dear Mr. De Angelis:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director